Exhibit 12.1
Walgreen Co.
Computation of Historical Ratios of Earnings to Fixed Charges (a)
(in thousands, except ratio data)

	Fiscal Years Ended August 31,					Nine Months Ended May 31,
	2003	2004	2005	2006	2007	2007	2008
Income before income taxes and minority interest	$1,871.7	$2,159.7	$2,455.6	$2,752.3	$3,187.0	$2,577.1	$2,726.2
Add:
Minority interest	—	—	—	1.8	2.1	2.1	—
Fixed charges	464.0	523.2	592.9	647.4	735.0	618.8	545.3
Less: Capitalized interest	(1.7)	(1.0)	(4.1)	(3.0)	(5.9)	(15.7)	(3.0)

Earnings as defined	$2,334.0	$2,681.9	$3,044.4	$3,398.5	$3,918.2	$3,182.3	$3,268.5

Interest expense, net of capitalized interest	$—	$—	$0.7	$—	$0.7	$9.7	$—
Capitalized interest	1.7	1.0	4.1	3.0	5.9	15.7	3.0
Portions of rentals representative of the interest factor	462.3	522.2	588.1	644.4	728.4	593.4	542.3

Fixed charges as defined	$464.0	$523.2	$592.9	$647.4	$735.0	$618.8	$545.3

Ratio of earnings to fixed charges	5.03x	5.13x	5.13x	5.25x	5.33x	5.14x	5.99x

(a)	For the purpose of computing these ratios, “earnings” consist of earnings before income tax provision, interest and the portions of rentals representative of the interest factor. “Fixed charges” consist of interest expense (which includes amortization of debt expenses), capitalized interest and the portions of rentals representative of the interest factor.